 FORM 53-901F SECURITIES ACT (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 SECURITIES ACT (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 146(1)

[NOTE: Every report required to be filed under the foregoing Acts shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".]

[NOTE: Where this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL", and everything that is required to be filed shall be placed in an envelope addressed to the Commission marked "CONFIDENTIAL".]

1. Reporting Issuer

Full name of the Issuer:

CARDERO RESOURCE CORP. (the "Company")

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 1901 - 1177 West Hastings Street
Vancouver, BC
V6E 2K3

PHONE: (604) 408-7467

2. Date of Material Change

March 3, 2003

3. Press Release

The date and place(s) of issuance of the press release are as follows:

March 3, 2003

The Press Release was released to TSX Venture Exchange, being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4. Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Cardero Resource Corp. announces a brokered private placement of up to 2,600,000 Units at a price of $2.60 per unit.

5. Full Description of Material Change

Cardero Resource Corp. (the "Company" or "Cardero") announces that it has engaged Pacific International Securities Inc. (the "Agent") with respect to a brokered private placement, on a best efforts basis, of up to 2,600,000 units at a price of $2.60 per unit to raise gross proceeds of up to $6,760,000 (the "Offering"). The Offering will be made in British Columbia, Alberta, Ontario and such other jurisdictions as may be agreed to by the Company and the Agent pursuant to available exemptions from the prospectus requirements of such jurisdictions. Each unit will consist of one common share and one common share purchase warrant. Each warrant (the "Warrant") will be exercisable into one additional common share for a period of 18 months from closing at an exercise price of $3.25 per share in the first twelve months from the Closing Date and $3.50 in the final six months. All shares issued in connection with this private placement will have hold period of four months from the Closing Date.

The gross proceeds of the Offering will be used to fund exploration programs on the Company's exploration projects in Argentina, Peru and Mexico, for ongoing mineral property investigations and potential acquisitions, and for general working capital. The private placement is subject to completion of satisfactory due diligence by the Agent with respect to the Company, completion and execution of appropriate documentation and acceptance for filing by the TSX Venture Exchange on behalf of the Company.

A cash commission of 6% of the gross proceeds raised, payable from the gross proceeds of the Offering upon Closing. The Agent will have the option to receive some or all of the cash commission in Units of the Company. The commission units will have the same terms as the Offering Units.

In addition, on closing the Agent will receive agent's units (the "Agent's B-Units") entitling the Agent to purchase units of the Company in an amount up to 10% of the number of Units sold by the Agent in the Offering. Each Agent's B-Unit will be exercisable at a price of $2.65 into one share and one common share purchase warrant (each warrant comprising an Agent's Warrant') of the Company. Each Agent's Warrant will be exercisable into one additional common share of the Issuer for 18 months at an exercise price of $3.30 per share in the first twelve months from the Closing Date and $3.55 in the final six months. All securities issued to the Agent will have a hold period of four months from the Closing Date. The Company will also pay a corporate finance fee of $30,000.

None of the foregoing securities have been, nor will they be, registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Unites States Securities Act of 1933 and any applicable State securities laws.

6. Reliance on Section 85(2) of the Securities Act (British Columbia) or, Reliance on Section 118(2) of the Securities Act (Alberta)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Marla K. Ritchie, Corporate Secretary
Suite 1901 - 1177 West Hastings Street
Vancouver, British Columbia
V6C 2B3

PHONE: (604) 408-7488

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of March, 2004.

"Marla K. Ritchie" (signed)
Marla K. Ritchie, Corporate Secretary